October 22, 2018

George F. Tidmarsh, M.D., Ph.D.
President and Chief Executive Officer
La Jolla Pharmaceutical Company
4550 Towne Centre Court
San Diego, CA 92121

       Re: La Jolla Pharmaceutical Company
           Registration Statement on Form S-3
           Filed October 15, 2018
           File No. 333-227818

Dear Dr. Tidmarsh:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Ryan Murr, Esq.